Exhibit 99.1

Press Release
SES Confirms Interim Dividend of EUR 0.25

Interim dividend of EUR 0.25 per A-share approved as part of SES’s continued commitment to shareholder returns intended to be at least EUR 0.50 total dividend for FY2025

Luxembourg, September 26, 2025 – The SES Board of Directors has approved the payment of an interim dividend of EUR 0.25 per A-share (EUR 0.10 per B-share) to be paid to shareholders on October 16, 2025, in line with SES’s commitment to shareholder returns.

The interim dividend to be paid in October 2025 will be followed, subject to financial results and shareholder approval, by the payment of a final dividend of at least EUR 0.25 per A-share (EUR 0.10 per B-share) in April 2026.

For further information please contact:

Christian Kern

Investor Relations

Tel: +352 710 725 7787

christian.kern@ses.com

Suzanne Ong

Communications

Tel. +352 710 725 500

suzanne.ong@ses.com

Follow us on:

Read our Blogs >

Visit the Media Gallery >

About SES

At SES, we believe that space has the power to make a difference. That’s why we design space solutions that help governments protect, businesses grow, and people stay connected—no matter where they are. With integrated multi-orbit satellites and our global terrestrial network, we deliver resilient, seamless connectivity and the highest quality video content to those shaping what’s next. Following our Intelsat acquisition, we now offer more than 100 years of combined global industry leadership—backed by a track record of bringing innovation “firsts” to market. As a trusted partner to customers and the global space ecosystem, SES is driving impact that goes far beyond coverage. The company is headquartered in Luxembourg and listed on Paris and Luxembourg stock exchanges (Ticker: SESG). Further information is available at: www.ses.com

Forward-looking Statements

This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “estimate,” “expect,” “intend,” “likely,” “believe,” “will,” and similar expressions or their negative. Examples of forward-looking statements include, among others, statements we make regarding the dividend and financial results and the expected timing, impacts and benefits thereof.

Forward-looking statements are not assurances of future performance and are subject to inherent uncertainties and risks that are difficult to predict such as: the company’s ability to achieve the synergies expected from the acquisition of Intelsat, as well as risks, delays, challenges and expenses associated with integration; competitive pressures in the telecommunications industry, including shifts in demand for satellite, terrestrial networks and alternate distribution technologies; pursuit of opportunities or contracts may not yield the expected benefits; delays or failures in satellite launches, deployments, or operations, including technical malfunctions or satellite lifespan limitations; and liquidity, currency and foreign exchange and counterparty risks.

Other factors that might cause such a difference include those discussed in our filings with the US Securities and Exchange Commission, including our Form F-4. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. The forward-looking statements included in this press release are made only as of the date hereof and, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.